AMENDMENT NO. 1

TO THE SUB-INVESTMENT ADVISORY AGREEMENT BETWEEN

ASTON ASSET MANAGEMENT, LP AND OPTIMUM INVESTMENT ADVISORS, LLC

AMENDMENT NO. 1 (this “Amendment”), dated as of July 1, 2010, to the Sub-Investment Advisory Agreement, dated April 15, 2010, between ASTON ASSET MANAGEMENT, LP (hereinafter referred to as the “Investment Adviser”) and OPTIMUM INVESTMENT ADVISORS, LLC (hereinafter referred to as the “Subadviser”) with respect to the Aston/Optimum Mid Cap Fund (the “Sub-Investment Advisory Agreement”). The Aston/Optimum Mid Cap Fund is referred to herein as the “Fund”.

W I T N E S S E T H:

WHEREAS, the Investment Adviser has been retained by Aston Funds, a Delaware statutory trust (the “Trust”), a registered management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) to provide investment advisory services to the Trust with respect to the Fund, a series of the Trust;

WHEREAS, the parties wish to amend Schedule B regarding the Subadviser’s compensation for the services rendered pursuant to the Sub-Investment Advisory Agreement; and

WHEREAS, capitalized terms used herein which are not defined herein and which are defined in the Sub-Investment Advisory Agreement shall have the same meanings as therein defined.

NOW THEREFORE, in consideration of the mutual agreements herein contained, and intending to be bound thereby, the parties agree as follows:

A. Schedule B of the Sub-Investment Advisory Agreement is restated in its entirety as follows:

SCHEDULE B

Fund	Subadvisory Fee Schedule
Aston/Optimum Mid Cap Fund

Annual rate of 0.300% for the first $100 million

Annual rate of 0.250% for the next $300 million

Annual rate of 0.200% for the next $600 million

Annual rate of 0.300% for the next $500 million

Annual rate of 0.375% over $1.5 billion

Aston/Optimum Large Cap Opportunity Fund	An amount equal to fifty percent (50%) of the positive difference, if any, of (x) the advisory fee payable to the Investment Adviser with respect to the Allocated Assets of the Fund (before reduction.

of the fee payable to Subadviser) minus (y) the sum of: (i) any investment advisory fees waived by the Investment Adviser pursuant to an expense limitation and reimbursement agreement with the Fund, (ii) any reimbursement of expenses by the Investment Adviser pursuant to an expense limitation and reimbursement agreement with the Fund, and (iii) any payments made by the Investment Adviser to third parties that provide distribution, shareholder services or similar services on behalf of the Fund. If the foregoing calculation results in a negative amount, such amount shall be payable by the Subadviser within 30 days of receipt of notice from the Investment Adviser, which notice shall include the basis for the calculation

B. If any provision of this Amendment shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Sub-Investment Advisory Agreement shall not be affected thereby. Except to the extent governed by federal law including the 1940 Act, this Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without applying the principles of conflicts of law thereunder.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their duly authorized officers as of the day and year first above written.

ATTEST:	ASTON ASSET MANAGEMENT, LP

/s/ Christine R. Dragon	By:	/s/ Kenneth Anderson
	Name:	Kenneth Anderson
	Title:	President

ATTEST:	OPTIMUM INVESTMENT ADVISORS, LLC

/s/ Keith Pinsoneault	By:	/s/ H. Steel Bokhof Jr.
	Name:	H. Steel Bokhof, Jr.
	Title:	Vice Chairman